▪ ▪ ▪ ▪ ▪ ▪ ▪

• • • • • • • •

✓ ✓ • • • Note: Refer to assumptions and notes on page 23

Note: Refer to assumptions and notes on page 23 ✓ ✓ ✓ ✓

Note: Refer to assumptions and notes on page 23

• • • • • •

• • • Note: Refer to assumptions and notes on page 23 ✓ ✓ ✓ ✓

• • • • • Note: Refer to assumptions and notes on page 23

Note: Refer to assumptions and notes on page 23 THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE ILLUSTRATIVE ADJUSTED EBITDA OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IREN’S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2. • •

• • • • • • • • • • • •

• • • • • • • • • • • • •

• • • • •

• • • • • • •

• • • • • • • • • • • • • • • • • • • • • • • • • • •

Q1 FY25 Results Presentation

NASDAQ: IREN
November 26, 2024



DISCLAIMER

Forward-Looking Statements

This investor update includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN's future financial or operating performance. For example, forward-looking statements include but are not limited to the Company's business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "may," "can," "should," "could," "might," "plan," "possible," "project," "strive," "budget," "forecast," "expect," "intend," "target", "will," "estimate," "predict," "potential," "continue," "scheduled" or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management's current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN's actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN's ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN's ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing ("HPC") solutions it may offer (including the market for AI Cloud Services); IREN's limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN's ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN's ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN's ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN's reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN's participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN's miner hardware achieved compared to the nameplate performance including hashrate; IREN's ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN's facilities; IREN's ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN's operations; IREN's ability to operate in an evolving regulatory environment; IREN's ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN's infrastructure compared to expectations; malicious attacks on IREN's property, infrastructure or IT systems; IREN's ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN's ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN's sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN's property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN's business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN's ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN's global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN's business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN's ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN's brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers; and other important factors discussed under the caption "Risk Factors" in IREN's annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC's website at www.sec.gov and the Investor Relations section of IREN's website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This investor update includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, "Adjusted EBITDA" also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs).

Industry and Statistical Data

This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

The Bitcoin Mining sector is ***reaching an inflection point***

- Bitcoin Miners are commodity producers — ***Gold Mining 2.0***
- Business fundamentals are coming into focus:
  - Production costs
  - Operational performance
  - Capital allocation
  - Growth outlook
- IREN is well positioned for market leadership

BUSINESS PRIORITIES



Bitcoin Mining

- ***31 EH/s*** next month
- ***50 EH/s*** expansion accelerated from H2 to H1 2025



AI / HPC

- Measured growth of ***AI Cloud Services***
- Negotiations with parties on additional ***AI monetization*** opportunities
- Liquid cooling infrastructure for Blackwell GPUs



Corporate & Funding

- Focused on alternative funding instruments
- Transition to ***US domestic issuer*** status in 2025 (including US GAAP reporting)
- Strong operating cashflows to support potential ***investor distributions*** in 2025



01

Bitcoin Mining

ACCELERATING EXPANSION TO 50 EH/S

Acceleration to 50 EH/s underpinned by:

- ✓ Single site expansion at Childress (delivering 50MW per month)
- ✓ S21 Pro miner options previously secured (fixed price - $18.9/TH)

Real world lags digital world

- +20GW powering Bitcoin network today
- If Bitcoin increases to $150k, ~7GW incremental mining capacity is required to normalize returns (~$9bn capex)
- Real world lead times and increasing competition for power (including from AI) present significant constraints to network growth



Accelerating Expansion to 50 EH/s
from H2 to H1 2025
EH/s
60
50
40
30
20
10
0
5.6 EH/s
21 EH/s
31 EH/s
50 EH/s
Dec '23
Nov '24 (Current)
Dec '24
H1 2025
Installed Hashrate
Under Construction

Note: Refer to assumptions and notes on page 23

LOW-COST PRODUCER

Driving down *all-in* cash cost (incl. overheads) per Bitcoin through:

- ✓ Best-in-class efficiency (15 J/TH)
- ✓ Lower electricity costs as Childress scales
- ✓ Operating leverage
- ✓ High uptime

~$29k

All-in cash cost per Bitcoin
(at 31 EH/s)



All-In Cash Cost Per Bitcoin ($'000)
(public miners >10EH/s)
$80
$70
$60
$50
$40
$30
$20
$10
$0
~$29
$51
$55
$66
$70
$72
CORZ
CIFR
MARA
BITF
RIOT
At 31 EH/s
Estimates for the quarter ending September 30, 2024

Note: Refer to assumptions and notes on page 23

ILLUSTRATIVE ECONOMICS

IREN

1 EH/s:

$30m vs. **$120m**

IREN cost to deliver — Market valuation

	Per EH/s
Mining Revenue	$20.8m
Electricity Costs	($4.9m)
Overheads	($2.6m)
Renewable Energy Certificates	($0.3m)
Total Contribution	**$13m**
Payback Period (Miners + Data Centers)	***~2 years***

Note: Refer to assumptions and notes on page 23

Illustrative economics ($90k Bitcoin price, 732 EH/s network hashrate)

Hashrate	31 EH/s	50 EH/s
Mining Revenue	$645m	$1,040m
Electricity Costs	($153m)	($238m)
Overheads	($81m)	($104m)
Renewable Energy Certificates	($9m)	($16m)
AI Cloud Services Contribution	$32m	$32m
Illustrative Adj. EBITDA	**$435m**	**$714m**

Focusing on per share value creation



Accretion to 50 EH/s
Illustrative Adj. EBITDA (per share)
$3.00
$2.50
$2.00
$1.50
32%
35%
40%
$2.03
$2.67
$2.75
$2.83
At 31 EH/s
$10.78
$12.50
$15.00
Share prices for equity funding capex to 50 EH/s

02

AI / HPC


IREN

AI/HPC UPDATE

AI Cloud Services

- 1,896 NVIDIA H100 & H200 GPUs installed
- Contracting of existing capacity ongoing
- Focusing on measured growth, only in response to customer demand

Other

- Growing interest in large scale sites, with West Texas in focus
- Continuing to advance negotiations with parties on a range of structures in relation to IREN sites — any transaction would need to reflect strategic value of IREN assets
- Installing liquid cooling infrastructure at Childress and Prince George to support NVIDIA Blackwell GPUs



NVIDIA H200 GPU deployment at Prince George Data Center


IREN
03
Power & Land

1.4GW SWEETWATER DATA CENTER UPDATE

- Progressing development of 1.4GW Sweetwater data center project
  - ✓ **Time to power**: substation energization in ~15 months
  - ✓ **Fiber access**: multiple fiber paths with <10ms latency
  - ✓ **Labor proximity**: ~60 miles to Abilene
  - ✓ **Unmatched scale**: 1.4GW, 1,300+ acres secured
- Procurement underway to support IREN-owned 1.4GW substation energization by April 2026
- Construction planning for multiple pathways (site supports >90 EH/s mining or 800k GPUs)



700 MW
750 MW
750 MW
875 MW
1,050 MW
1,050 MW
1,175 MW
1,250 MW
1,350 MW
1,400 MW
3,900 MW
Singapore
San Jose (Silicon Valley)
Chicago
Tokyo
Frankfurt
Atlanta
Dallas / Fort Worth
London
Phoenix
Sweetwater Site
Northern Virginia

Sweetwater site relative to global data center markets commissioned power



Existing utility substation adjacent to Sweetwater site

Note: Refer to assumptions and notes on page 23

POWER PORTFOLIO



Mackenzie | 80MW



Prince George | 50MW



Canal Flats | 30MW



Vancouver Office
(North America HQ)

2,310MW
contracted power



Childress | 750MW



Sweetwater | 1400MW



04

Financial Results

OPERATING LEVERAGE AS WE SCALE

IREN

- Current Bitcoin mining economics materially improved (~40% increase in hashprice vs. Sep 24 Qtr)
- Continued **improvement** in cost to mine post Sep 24 Qtr, driven by:
  1. lower energy costs at Childress following transition to spot pricing
  2. increasing contribution from Childress, with lower unit electricity costs
  3. improved efficiency following completion of fleet upgrade
- Benefits of **operating leverage** expected to further materialize as we expand (overheads spread over larger revenue base)
- Focus on **alternative funding instruments**
- Non-HODL approach and accelerated expansion to 50 EH/s drives lower costs, strong cashflows and supports potential for **investor distributions in 2025**

	Sep 24 Qtr (Historical)	Oct 24 (Preliminary)	At 31 EH/s (Illustrative)	At 50 EH/s (Illustrative)	
Bitcoin price ($k)	61	64	90	90	*Increases revenues*
Hashrate (EH/s)	12	20	31	50	
Fleet efficiency (J/TH)	22	16	15	15	*Decreases costs*
Power price (c/kWh)	5.0	3.7	3.6	3.5	
Overheads per EH/s ($m, annualized)	6.9	4.1	2.6	2.1	
RECs per EH/s ($m, annualized)	0.2	0.2	0.3	0.3	
All-in cash cost ($k per Bitcoin mined)	58	35	29	28	

Strengthening unit economics with scale →

Note: Refer to assumptions and notes on page 23

ILLUSTRATIVE ADJUSTED EBITDA SENSITIVITIES

IREN

Estimated ~$23m increase in overheads (from 31 EH/s to 50 EH/s) is primarily attributable to property insurance and property taxes

Overheads reflect a business **continuing to deliver significant growth**

- AI Cloud Services technical capability
- Internal site development capability (less reliance on M&A)

Only public miner using 100% renewables?

At 31 EH/s

	732 EH/s	←	1,000 EH/s		→
Bitcoin Price	**$90k**	**$125k**	**$150k**	**$175k**	**$200k**
Mining Revenue	$645m	$656m	$787m	$918m	$1,049m
Electricity Costs	($153m)	($153m)	($153m)	($153m)	($153m)
Overheads	($81m)	($81m)	($81m)	($81m)	($81m)
Renewable Energy Certificates	($9m)	($9m)	($9m)	($9m)	($9m)
AI Cloud Services Contribution	$32m	$32m	$32m	$32m	$32m
Illustrative Adj. EBITDA	**$435m**	**$446m**	**$577m**	**$708m**	**$839m**

At 50 EH/s

	732 EH/s	←	1,000 EH/s		→
Bitcoin Price	**$90k**	**$125k**	**$150k**	**$175k**	**$200k**
Mining Revenue	$1,040m	$1,058m	$1,269m	$1,481m	$1,693m
Electricity Costs	($238m)	($238m)	($238m)	($238m)	($238m)
Overheads	($104m)	($104m)	($104m)	($104m)	($104m)
Renewable Energy Certificates	($16m)	($16m)	($16m)	($16m)	($16m)
AI Cloud Services Contribution	$32m	$32m	$32m	$32m	$32m
Illustrative Adj. EBITDA	**$714m**	**$732m**	**$943m**	**$1,155m**	**$1,366m**

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE ILLUSTRATIVE ADJUSTED EBITDA OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IREN'S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

Note: Refer to assumptions and notes on page 23

ADJUSTED EBITDA — Q1 FY25 vs. Q4 FY24

IREN

- Adjusted EBITDA of $2.6m for the quarter ended September 30, 2024
- Bitcoin mining revenue decreased from $54.3m to $49.6m
  - 34% increase in average operating hashrate (9.0 EH/s to 12.1 EH/s)[5]
  - 10% decrease in BTC mined due to increase in network difficulty and decrease in TX fees (821 BTC to 813 BTC)
  - 8% decrease in average price realized per BTC mined ($66.1k to $61.0k)
- AI Cloud Services revenue increased from $2.5m to $3.2m
- Net electricity costs[6] increased from $(24.1)m to $(28.7)m
  - 20% increase in net electricity costs per Bitcoin mined primarily due to Childress energy purchases in July 2024 under a fixed cost/fixed quantity contract with a spot pricing strategy implemented from August 1, 2024 ($29.4k to $35.4k)
  - Net electricity costs per Bitcoin mined is $(26.7)k[7] if spot pricing had been in place for the entire quarter
- Other costs increased by 4% from $(20.5)m to $(21.4)m
  - Primarily driven by increase of $(0.8)m in construction and operational insurance related to expansion at Childress
  - Reflects a business today that is delivering significant growth, and projecting continued expansion over the coming years

US$m[1]	Three months ended September 30, 2024	Three months ended June 30, 2024
Bitcoin mining revenue	49.6	54.3
AI cloud service revenue	3.2	2.5
Net electricity costs[2]	(28.7)	(24.1)
Other costs[3]	(21.4)	(20.5)
Adjusted EBITDA	**2.6**	**12.2**
Adjusted EBITDA Margin	**5%**	**21%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Unrealized loss on financial asset	-	(2.1)
Share-based payment expense - $75 exercise price options	(3.1)	(2.9)
Share-based payment expense - other	(5.1)	(3.1)
Impairment of assets	(9.5)	-
Foreign exchange gain/(loss)	1.2	(7.0)
Gain on disposal of property, plant and equipment	0.8	0.0
Other expense items[4]	(5.6)	(0.1)
EBITDA	**(18.6)**	**(3.0)**
Finance expense	(0.1)	(0.1)
Interest income	2.3	3.0
Depreciation	(34.0)	(26.8)
Loss before income tax expense for the period	**(50.4)**	**(26.9)**
Income tax expense	(1.3)	(0.2)
Loss after income tax expense for the period	**(51.7)**	**(27.1)**

1. For further detail, see our unaudited interim consolidated financial statements for the period ended September 30, 2024, included in our Form 6-K filed with the SEC on November 26, 2024.
2. Net electricity cost is a non-IFRS metric. See slide 22 for a reconciliation to the nearest IFRS metric.
3. Other costs include employee benefits expense, professional fees, site expenses, Renewable Energy Certificates (RECs) and other operating expenses excluding one-off other expenses.
4. Other expense items include, a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, professional fees incurred in relation to the securities class action and loss due to theft of mining hardware in transit.
5. Comparative period: Three months ended 30 June 2024 vs. 30 September 2024 (average operating hashrate).
6. See slide 22 for a detailed breakdown of net electricity costs.
7. From August 1, 2024, the Childress electricity contract was amended to allow for electricity to be purchased at spot price based on actual usage. When normalised to assume the amended contract had been effective from July 1, 2024, the normalised net electricity cost for the three months ended September 30, 2024 are reduced to $(21.7)m and the net electricity cost per Bitcoin mined for the period is reduced to $(26.7)k.

CONSOLIDATED STATEMENT OF CASHFLOWS — Q1 FY25 vs. Q4 FY24

IREN

- **Cash and cash equivalents of $98.6m as at September 30, 2024**
- Decrease in net cash from operating activities of $(8.6)m
  - $(4.6)m decrease in bitcoin mining proceeds due to lower average price realized per BTC mined partially offset by increase in average operating hashrate (9.0 EH/s to 12.1 EH/s)
  - $1.4m increase in receipts from AI Cloud Services revenue
  - Increase in electricity payments made including a one-off liquidation payment of $(7.2)m related to transition to spot pricing strategy
- Increase in net cash used in investing activities of $(76.6)m
  - $(43.4)m primarily relating to Childress site expansion
  - $(36.8)m on mining hardware
  - $(6.6)m relating to purchase of NVIDIA H200 GPUs
- Decrease in net cash from financing activities of $(366.8)m
  - $84.0m net ATM proceeds received during Q1 FY25
  - $141.9m net ATM proceeds received subsequent to September 30, 2024[1]
- **Cash increased to $182.4m as of October 31, 2024[2]**

US$m	Three months ended September 30, 2024	Three months ended June 30, 2024
Cash flows from operating activities		
Receipts from Bitcoin mining activities	49.6	54.2
Receipts from AI Cloud Service revenue	3.7	2.3
Receipts from other income	0.5	-
Payments for electricity, suppliers and employees	(61.2)	(53.6)
	(7.4)	2.9
Interest received	3.6	2.0
Interest paid	(0.0)	(0.1)
Net cash from operating activities	(3.8)	4.8
Cash flows from investing activities		
Payments for property, plant and equipment net of computer hardware prepayments	(105.8)	(62.4)
Payments for computer hardware prepayments	(277.6)	(234.2)
Payments for prepayments and deposits	(4.3)	(13.9)
Proceeds from disposal of property, plant and equipment	0.5	-
Net cash used in investing activities	(387.1)	(310.5)
Cash flows from financing activities		
Capital raise costs	(0.1)	-
Proceeds from loan funded shares	0.8	0.5
Share issuances	84.0	451.0
Repayment of lease liabilities	(0.1)	(0.1)
Net cash from financing activities	84.6	451.4
Net increase/(decrease) in cash and cash equivalents	**(306.4)**	**145.7**
Cash and cash equivalents at the beginning of the period	404.6	259.7
Effects of exchange rate changes on cash and cash equivalents	0.4	(0.8)
Cash and cash equivalents at the end of the period	**98.6**	**404.6**

1. As of November 26, 2024.
2. Reflects USD equivalent, unaudited preliminary cash and cash equivalents as of October 31, 2024.

BALANCE SHEET

As at September 30, 2024

- Cash and cash equivalents of $98.6m
- Total assets of $1.28b
- No debt facilities
- Strong balance sheet to fund future growth
- Total equity increased to $1.1b with 9.1m shares sold under the ATM during the three months ended September 30, 2024[1]

US$m	As at September 30, 2024	As at June 30, 2024
Assets		
Cash and cash equivalents	98.6	404.6
Other receivables	23.9	29.4
Financial asset	-	6.5
Prepayments and other assets	25.6	11.9
Assets held for sale	10.7	-
Total current assets	**158.8**	**452.4**
Property, plant and equipment	966.0	441.4
Computer hardware prepayments	2.4	1.5
Right-of-use assets	130.5	239.8
Other non-current assets	23.5	17.9
Total non-current assets	**1,122.4**	**700.6**
Total assets	**1,281.2**	**1,153.0**
Liabilities		
Lease liabilities - current	0.4	0.2
Other current liabilities	145.7	50.8
Total current liabilities	**146.0**	**51.0**
Lease liabilities - non-current	2.2	1.4
Other non-current liabilities	3.4	3.2
Total non-current liabilities	**5.6**	**4.7**
Total liabilities	**151.7**	**55.7**
Equity	1,129.5	1,097.4
Total equity	**1,129.5**	**1,097.4**
Total equity and liabilities	**1,281.2**	**1,153.0**

1. Subsequent to September 30, 2024, the Company sold a further 16,268,604 Ordinary shares for aggregate net proceeds of ~$141.9m. The total number of Ordinary shares outstanding as of November 26, 2024 is 214,405,722.



05

Additional Information

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

- Q1 FY25 Loss after income tax of $(51.7)m
  - Increased loss primarily due to impairment recorded on S19j Pros and increase in electricity charges
- Key non-cash items in the Q1 FY25 loss after income tax of $(51.7)m:
  - Depreciation of $(34.0)m including $(15.3)m relating to S19j Pros classified as Held for Sale at September 1, 2024 as part of fleet renewal
  - Realized loss on financial asset of $(4.2)m
  - Impairment of $(9.5)m relating to S19j Pros
  - Share-based payments expense of $(8.2)m

US$m	Three months ended September 30, 2024	Three months ended June 30, 2024
Revenue		
Bitcoin mining revenue	49.6	54.3
AI Cloud Service revenue	3.2	2.5
Other income	1.6	0.6
Total Revenue	**54.4**	**57.4**
Expenses		
Depreciation	(34.0)	(26.8)
Electricity charges	(29.8)	(25.7)
Realized gain/(loss) on financial asset	(4.2)	0.9
Employee benefits expense	(7.7)	(9.4)
Share-based payments expense	(8.2)	(6.0)
Impairment of assets	(9.5)	-
Professional fees	(2.8)	(2.1)
Site expenses	(2.4)	(2.3)
Other operating expenses	(9.8)	(6.3)
Renewable Energy Certificates	(0.6)	(0.4)
Gain on disposal of property, plant and equipment	0.8	0.0
Unrealized loss on financial asset	-	(2.1)
Operating loss	**(53.8)**	**(22.7)**
Finance expense	(0.1)	(0.1)
Interest income	2.3	3.0
Foreign exchange gain/(loss)	1.2	(7.0)
Loss before income tax expense for the period	**(50.4)**	**(26.8)**
Income tax expense	(1.3)	(0.2)
Loss after income tax expense for the period	**(51.7)**	**(27.1)**

NET ELECTRICITY COSTS

IREN

Reconciliation of Electricity charges to Net electricity costs

Q1 FY25 vs. Q4 FY24

	Units	Three months ended September 30, 2024	Three months ended June 30, 2024
Electricity charges	$'m	(29.8)	(25.7)
Add/(deduct) the following:			
Realized gain/(loss) on financial asset	$'m	(4.2)	1.0
One off liquidation payment (included in Realized gain/(loss) on financial asset)		7.2	-
Reversal of unrealized loss (included in Realized gain/(loss) on financial asset)		(3.4)	-
ERS revenue (included in Other income)	$'m	1.6	0.6
ERS fees (included in Other operating expenses)	$'m	(0.1)	(0.0)
Net Electricity Costs[1]	**$'m**	**(28.7)**	**(24.1)**
Bitcoin mined	#	813	821
Net electricity costs per Bitcoin mined ($thousands)	**$'k**	**(35.4)[2]**	**(29.4)**

1. Net electricity costs excludes the cost of Renewable Energy Certificates (RECs) of $(0.6)m for the three months ended September 30, 2024 and $(0.4)m for the three months ended June 30, 2024.
2. From August 1, 2024, the Childress electricity contract was amended to allow for electricity to be purchased at spot price based on actual usage. When normalised to assume the amended contract had been effective from July 1, 2024, the normalised net electricity cost for the three months ended September 30, 2024 would have been reduced to $(21.7)m and the net electricity cost per Bitcoin mined for the period would be have been reduced to $(26.7)k.

ASSUMPTIONS AND NOTES

Page 6
- Current Bitcoin mining energy consumption of 20GW based on Cambridge Bitcoin Electricity Consumption Index (accessed Nov 25, 2024).
- Estimated ~7GW mining capacity/$9bn capex to increase current hashrate by 50% assumes 732 EH/s current network hashrate, 20J/TH hardware efficiency for incremental capacity, ~$500k per MW infrastructure capex and ~$15/TH ASIC pricing.

Page 7
- 15 J/TH nameplate fleet efficiency at 31 EH/s.
- IREN all-in cash cost per BTC at 31EH/s reflects total net electricity costs, overheads and Renewable Energy Certificate (REC) cash costs and includes benefit of $32m illustrative contribution from AI Cloud Services, on a per BTC mined basis. Calculations assume hardware operates at 100% uptime, nameplate fleet efficiency (15 J/TH), weighted average power cost ($0.036/kWh), overheads ($81m), REC costs ($9m), power consumption (484MW), network hashrate (732 EH/s), block reward (3.125 BTC), transaction fees (0.1 BTC per block) and pool fees (0.15%).
- $32m illustrative contribution from AI Cloud Services calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and Renewable Energy Certificate costs). Calculations assume hardware is fully utilized by customers and operating at 100% uptime, 1.25kW power draw per GPU, $0.045/kWh electricity costs and $2.00 per GPU hour revenue assumption.
- REC costs at 31 EH/s assume $3/MWh pricing based on historical purchases.
- Weighted average power cost assumption reflects $0.045/kWh costs in British Columbia and $0.0325/kWh costs in Texas - latter in line with actual net electricity costs of $0.031, $0.032 and $0.0306 in Aug, Sep and Oct 2024, respectively. Historical power prices achieved and power price assumptions may or may not materialize in the future. This presentation should be read strictly in conjunction with the forward-looking statements disclaimer on page 2.
- Peer all-in cash cost per BTC reflects estimated total net electricity costs and non-electricity cash costs, and includes gross margin contribution from non self-mining business segments, on a per BTC mined basis. Calculations based on available quarterly reports for the three months ended Sep 30, 2024 for public miners with >10EH/s self-mining capacity (based on Oct 2024 monthly operating updates).

Page 8
- IREN $30m cost to deliver 1 EH/s includes mining hardware and infrastructure capex. Assumes hardware efficiency of 15 J/TH, $18.9/TH ASIC pricing and infrastructure capex of $750k/MW.
- Market valuation per EH/s reflects average Enterprise value / installed EH/s multiple for public Bitcoin miners with >10EH/s self-mining capacity based on Oct 2024 monthly operating updates (MARA, CLSK, RIOT, CIFR and BITF). Data sourced from Nasdaq and public company filings (as of Nov 22, 2024). Enterprise value = market capitalization + total debt — (cash + digital assets). HODL balance converted at a $95,000 BTC price.
- Illustrative Adj. EBITDA = illustrative mining revenue less assumed net electricity costs, overheads and REC costs, plus $32m illustrative contribution from AI Cloud Services. Illustrative mining revenue assumes hardware operates at 100% uptime and $90k Bitcoin price. Illustrative costs at 31 EH/s reflect assumptions tabled above (all-in cash cost per BTC, at 31 EH/s). Illustrative costs at 50 EH/s assume nameplate fleet efficiency of 15 J/TH, power cost of $0.035, overheads of $104m, REC costs of $16m, power consumption of 777MW, network hashrate of 732 EH/s, block reward of 3.125 BTC, transaction fees of 0.1 BTC per block, pool fees of 0.15%.
- Illustrative economics on a per EH/s basis reflect 31 EH/s scenario assumptions noted above.
- REC costs at 31 EH/s and 50 EH/s assume $3/MWh pricing based on historical purchases.
- Accretion per share analysis compares Illustrative Adjusted EBITDA per share at 50 EH/s vs. 31 EH/s, with equity raised at various share prices to fund capex to 50EH/s. Analysis reflects 214.4m shares on issue (as of Nov 26, 2024) and $30m capex per EH/s. (assumptions tabled above).

Page 12
- Sweetwater data center capacity of >90EH/s Bitcoin mining capacity assumes PUE of 1.1 and efficiency of 13.5 J/TH and 800k GPU capacity assumes PUE of 1.4 and power draw of 1.25kW per GPU.
- Sweetwater data center latency of <10ms reflects round trip latency from Sweetwater data center to nearest hyperscaler region.
- Global data center market capacity reflects 2023 commissioned power, which represents leased/occupied in place and pre-leased data center space. Source: Wall Street Equity Research, Green Street.

Page 15
- Bitcoin price: represents historical average realized price per Bitcoin mined (Q1 FY25 and Oct 24) and assumed $90k Bitcoin price (31 EH/s and 50 EH/s illustrative scenarios).
- Hashrate: represents historical average operating hashrate (Q1 FY25 and Oct 24).
- Fleet efficiency: represents nameplate fleet efficiency.
- Power price: represents net electricity cost on a c/kWh basis. Net electricity cost is a non-IFRS metric. See slide 22 for a reconciliation to the nearest IFRS metric.
- Overheads per EH/s: reflects annualized overheads of $83m (Q1 FY25), $81m (Oct 24 and at 31 EH/s) and $104m (at 50 EH/s).
- RECs per EH/s: reflects annualized REC costs of $3m (Q1 FY25), $5m (Oct 24), $9m (at 31 EH/s) and $16m (at 50 EH/s). REC costs at 31 EH/s and 50 EH/s assume $3/MWh pricing based on historical purchases.
- All-in cash cost per BTC of $58k for Q1 FY25 and $35k for Oct 24 reflects total net electricity costs, overheads and REC cash costs and includes benefit of AI Cloud Services hardware profit for Q1 FY25 and Oct 24, on a per Bitcoin mined basis. Overheads and REC cost assumptions noted above. Source: Q1 FY25 financial statements and Oct 2024 Monthly Investor Update.
- All-in cash cost per BTC of $29k at 31 EH/s and $28k at 50 EH/s reflect assumptions noted above.
- The figures as of Oct 2024 are preliminary financial information that are not subject to the same closing procedures as our unaudited quarterly financial results and have not been reviewed by our independent registered public accounting firm. This information should not be viewed as a substitute for the information presented in our unaudited financial statements prepared in accordance with International Financial Reporting Standards.

Page 16
- Illustrative Adj. EBITDA sensitivities reflect assumptions for Illustrative Adj. EBITDA calculations in the footnotes above, across different Bitcoin price and network hashrate scenarios.

Q&A




Thank You
IREN